UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

February 2, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

American Express Receivables Financing Corporation II
File No. 000-21424-04 - CF No. 24253

American Express Receivables Financing Corporation III LLC
File No. 333-113579-02 - CF No. 24253

American Express Receivables Financing Corporation IV LLC
File No. 333-113579-01 - CF No. 24253

American Express Receivables Financing Corporation V LLC
File No. 333-121895-02 - CF No. 24253

American Express Credit Account Master Trust
File No. 000-20787-07 - CF No. 24253

American Express Issuance Trust
File No. 333-121895-03 - CF No. 24253

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American Express Receivables Financing Corporation II, American Express Receivables Financing Corporation III LLC, American Express Receivables Financing Corporation IV LLC, American Express Receivables Financing Corporation V LLC, American Express Credit Account Master Trust, and American Express Issuance Trust submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on November 3, 2009.

Based on representations by American Express Receivables Financing Corporation II, American Express Receivables Financing Corporation III LLC, American Express Receivables Financing Corporation IV LLC, American Express Receivables Financing Corporation V LLC, American Express Credit Account Master Trust, and American Express Issuance Trust that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1   through October 31, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Amanda Ravitz
Branch Chief – Legal